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                           January 8, 2024

       Michael M. Mettee
       Chief Financial Officer
       FB Financial Corporation
       1221 Broadway, Suite 1300
       Nashville, TN 37203

                                                        Re: FB Financial
Corporation
                                                            Form 8-K Filed
October 16, 2023
                                                            Response dated
January 2, 2024
                                                            File No. 001-37875

       Dear Michael M. Mettee:

              We have reviewed your January 2, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 15,
       2023 letter.

       Form 8-K Filed October 16, 2023

       Exhibit 99.2
       Non-GAAP Reconciliations, page 17

   1. We note your response to prior comment 2. Your presentations of adjusted tangible common equity and
adjusted tangible book value per share, both of which exclude the impact of accumulated
other comprehensive loss, net, represent individually tailored accounting measures
given that the adjustment to exclude accumulated other
                                                        comprehensive loss, net
has the effect of changing the recognition and measurement
                                                        principles required to
be applied in accordance with GAAP. Therefore, please remove the presentation of these
non-GAAP measures from your future filings. Refer to Question
                                                        100.04 of the Division
of Corporation Finance   s Compliance & Disclosure Interpretations
                                                        on Non-GAAP Financial
Measures and Rule 100(b) of Regulation G.
 Michael M. Mettee
FB Financial Corporation
January 8, 2024
Page 2

       Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameMichael M. Mettee                       Sincerely,
Comapany NameFB Financial Corporation
                                                          Division of
Corporation Finance
January 8, 2024 Page 2                                    Office of Finance
FirstName LastName